 Exhibit 4.5

CARDIOL THERAPEUTICS INC.
CONDENSED INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2021
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Cardiol Therapeutics Inc.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited
	As at March 31, 2021	As at December 31, 2020
ASSETS
Current assets
Cash and cash equivalents (note 3)	$18,003,856	$14,025,187
Accounts receivable	44,658	5,793
Other receivables	271,658	214,130
Prepaid expenses (note 12)	1,532,017	347,808
Prepaid inventory (note 11(iv))	339,051	339,051
Inventory (note 12)	17,968	17,968
Total current assets	20,209,208	14,949,937
Non-current assets Property and equipment (note 4)	446,045	479,554
Intangible assets (note 6)	442,579	463,690
Total assets	$21,097,832	$15,893,181
EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 12)	$2,712,123	$2,466,262
Current portion of lease liability (note 5)	51,915	51,915
Total current liabilities	2,764,038	2,518,177
Non-current liabilities Lease liability (note 5)	95,185	104,651
Total liabilities	2,859,223	2,622,828
Equity (deficiency) Share capital (note 7)	67,753,920	51,923,471
Warrants (note 9)	1,549,444	4,460,728
Contributed surplus (note 8)	9,724,712	8,765,773
Deficit	(60,789,467)	(51,879,619)
Total equity (deficiency)	18,238,609	13,270,353
Total equity (deficiency) and liabilities	$21,097,832	$15,893,181
Commitments (notes 6 and 11)
Subsequent event (note 14)
Approved on behalf of the Board:
“David Elsley”, Director	“Eldon Smith”, Director
The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.
Condensed Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
Unaudited
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Operating expenses (note 12)
Administration	$1,419,588	$679,545
Depreciation of property and equipment (note 4)	33,509	35,243
Amortization of intangible assets (note 6)	21,111	21,111
Corporate communications, marketing and investor relations	1,578,679	447,372
Research and development	2,609,205	584,253
Salaries and benefits	1,130,209	511,531
Transfer agent and regulatory	46,617	49,222
Share-based compensation (note 8)	2,141,292	748,693
Loss before other income (expenses)	(8,980,210)	(3,076,970)
Interest income	16,824	19,788
Gain on foreign exchange	53,538	101,137
Other income	—	7,398
Net loss and comprehensive loss for the period	$(8,909,848)	$(2,948,647)
Basic and diluted net loss per share (note 10)	$(0.26)	$(0.11)
Weighted average number of common shares outstanding	34,605,264	25,877,762
The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.
Condensed Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
Unaudited
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Operating activities
Net loss and other comprehensive loss for the period	$(8,909,848)	$(2,948,647)
Adjustments for:
Depreciation of property and equipment	33,509	35,243
Amortization of intangible assets	21,111	21,111
Share-based compensation	2,141,292	748,693
Accretion on lease liability	3,513	4,327
Shares for services	660,875	20,742
Research and development expenses to be settled through warrant exercise	—	32,032
Changes in non-cash working capital items: Accounts receivable	(38,865)	9,015
Other receivables	(57,528)	(173,994)
Prepaid expenses	(1,184,209)	(134,255)
Inventory	—	(46,705)
Accounts payable and accrued liabilities	245,861	3,400
Net cash used in operating activities	(7,084,289)	(2,429,038)
Investing activities
Purchase of property and equipment	—	(18,047)
Net cash used in investing activities	—	(18,047)
Financing activities
Proceeds from stock options exercised	2,604,649	—
Proceeds from warrants exercised	8,471,288	—
Payment of lease liability	(12,979)	(12,114)
Net cash provided by (used in) financing activities	11,062,958	(12,114)
Net change in cash and cash equivalents	3,978,669	(2,459,199)
Cash and cash equivalents, beginning of period	14,025,187	6,956,203
Cash and cash equivalents, end of period	$18,003,856	$4,497,004
The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.
Condensed Interim Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)
Unaudited
	Share capital			Contributed surplus
	Number	Amount	Warrants		Deficit	Total
Balance, December 31, 2019	25,877,686	$39,413,506	$1,731,250	$4,765,965	$(31,238,684)	$14,672,037
Fair value of warrants expired	—	—	(35,144)	35,144	—	—
Share-based compensation	—	—	—	748,693	—	748,693
Shares for services	6,914	20,742	—	—	—	20,742
Fair value of warrants earned	—	—	32,032	—	—	32,032
Net loss and comprehensive loss for the period	—	—	—	—	(2,948,647)	(2,948,647)
Balance, March 31, 2020	25,884,600	$39,434,248	$1,728,138	$5,549,802	$(34,187,331)	$12,524,857
Balance, December 31, 2020	32,860,291	$51,923,471	$4,460,728	$8,765,773	$(51,879,619)	$13,270,353
Options exercised	916,666	2,604,649	—	—	—	2,604,649
Fair value of options exercised	—	1,182,353	—	(1,182,353)	—	—-
Warrants exercised	2,652,987	8,326,527	144,761	—	—	8,471,288
Fair value of warrants exercised	—	3,056,045	(3,056,045)	—	—	—
Shares for services	160,650	660,875	—	—	—	660,875
Share-based compensation	—	—		2,141,292		2,141,292
Net loss and comprehensive loss for the period	—	—	—	—	(8,909,848)	(8,909,848)
Balance, March 31, 2021	36,590,594	$67,753,920	$1,549,444	$9,724,712	$(60,789,467)	$18,238,609
The accompanying notes to the unaudited condensed interim financial statements are an integral part of these financial statements.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements
Three Months Ended March 31, 2021
(Expressed in Canadian Dollars)
Unaudited
1.   Nature of operations
Cardiol Therapeutics Inc. (the “Company”) was incorporated under the laws of the Province of Ontario on January 19, 2017. The Company’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.
The Corporation is a clinical-stage biotechnology company focused on the research and clinical development of anti- inflammatory therapies for the treatment of cardiovascular disease (“CVD”). The Corporation recently received approval from the U.S. Food and Drug Administration (the “FDA”) for its Investigational New Drug (“IND”) application to commence a Phase II/III, double-blind, placebo-controlled clinical trial investigating the efficacy and safety of its lead product, CardiolRx™, in hospitalized COVID-19 patients with a prior history of, or risk factors for, CVD. CardiolRx is an ultra-pure, high concentration cannabidiol oral formulation that is pharmaceutically produced, manufactured under cGMP, and is THC free (<10 ppm).
Cardiol is also planning to file an IND for a Phase II international trial of CardiolRx in acute myocarditis, a condition caused by inflammation in heart tissue, which remains the most common cause of sudden cardiac death in people less than 35 years of age and is developing a subcutaneous formulation of CardiolRx for the treatment of inflammation in the heart that is associated with the development and progression of heart failure.
In parallel with the clinical programs in inflammatory heart disease, Cardiol is also developing a commercial opportunity in the Canadian medical cannabinoid market through an exclusive supply agreement with Medical Cannabis by Shoppers™.
On December 20, 2018, the Company completed its initial public offering (the “IPO”) on the Toronto Stock Exchange (the “TSX”). As a result, the Company’s common shares commenced trading on that date on the TSX under the symbol “CRDL”. On May 30, 2019, the Company also began trading on the OTCQX Best Market under the symbol “CRTPF”.
2.   Significant accounting policies
Statement of compliance
The Company applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations by IFRIC.
The policies applied in these unaudited condensed interim financial statements are based on IFRSs issued and outstanding as of May 17, 2021, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2020. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2021, could result in restatement of these unaudited condensed interim financial statements.
3.   Cash and cash equivalents
Cash and cash equivalents include a cashable Guaranteed Investment Certificate totaling $61,506 earning interest of 0.1% per annum and maturing on December 4, 2021 (December 31, 2020 — cashable Guaranteed

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements (continued)
Three Months Ended March 31, 2021
(Expressed in Canadian Dollars)
Unaudited
3.   Cash and cash equivalents (continued)
Investment Certificate totaling $61,506 earning interest of 0.1% per annum and maturing on December 4, 2021). The Guaranteed Investment Certificate may be redeemed prior to maturity without penalty.
4.   Property and equipment
Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2019	$200,319	$116,578	$234,772	$52,917	$55,772	$660,358
Additions	—	6,480	2,476	12,799	18,847	40,602
Balance, December 31, 2020	200,319	123,058	237,248	$65,716	$74,619	$700,960
Balance, March 31, 2021	$200,319	$123,058	$237,248	$65,716	$74,619	$700,960
Accumulated Depreciation	Right-of-use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2019	$23,373	$23,996	$4,192	$3,816	$20,934	$76,311
Depreciation for the year	40,068	29,056	50,840	11,828	13,303	145,095
Balance, December 31, 2020	$63,441	$53,052	$55,032	$15,644	$34,237	$221,406
Depreciation for the period	10,017	5,250	12,710	2,504	3,028	33,509
Balance, March 31, 2021	$73,458	$58,302	$67,742	$18,148	$37,265	$254,915
Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2020	$136,878	$70,006	$182,216$	50,072	$40,382	$479,554
Balance, March 31, 2021	$126,861	$64,756	$169,506$	47,568	$37,354	$446,045
5.   Lease liability
Carrying Value
Balance, December 31, 2019	$190,752
Repayments	(50,472)
Accretion	16,286
Balance, December 31, 2020	$156,566
Repayments	(12,979)
Accretion	3,513
Balance, March 31, 2021	$147,100
Current portion	51,915
Long-term portion	$95,185

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements (continued)
Three Months Ended March 31, 2021
(Expressed in Canadian Dollars)
Unaudited
5.   Lease liability (continued)
(i)   When measuring the lease liability for the property lease that was classified as an operating lease, the Company discounted the lease payments using its incremental borrowing rate. The property lease expires on May 31, 2024 and the lease payments were discounted with a 9% interest rate.
6.   Intangible assets
Cost	Exclusive global license agreement
Balance, December 31, 2019, December 31, 2020, and March 31, 2021	$767,228
Accumulated Amortization	Exclusive global license agreement
Balance, December 31, 2019	$219,094
Amortization for the year	84,444
Balance, December 31, 2020	$303,538
Amortization for the period	21,111
Balance, March 31, 2021	$324,649
Carrying Value	Exclusive global license agreement
Balance, December 31, 2020	$463,690
Balance, March 31, 2021	$442,579
Exclusive global agreement (“Meros License Agreement”)
In 2017, the Company was granted by Meros Polymers Inc. (“Meros”) the sole, exclusive, irrevocable license to patented nanotechnologies for use with any drugs to diagnose, or treat, cardiovascular disease, cardiopulmonary disease, and cardiac arrhythmias. Meros is focused on the advancement of nanotechnologies developed at the University of Alberta.
Under the Meros License Agreement, Cardiol agreed to certain milestones and milestone payments, including the following: (i) payment of $100,000 upon enrolling the first patient in a Phase IIB clinical trial designed to investigate the safety and indications of efficacy of one of the licensed technologies; (ii) payment of $500,000 upon enrolling the first patient in a Pivotal Phase III clinical trial designed to investigate the safety and efficacy of one of the licensed technologies; (iii) $1,000,000 upon receiving regulatory approval from the FDA for any therapeutic and/or prophylactic treatment incorporating the licensed technologies. Cardiol also agreed to pay Meros the following royalties:
(a)   5% of worldwide proceeds of net sales of the licensed technologies containing cannabinoids, excluding non-royalty sub-license income in (b) below, that Cardiol receives from human and animal disease indications and derivatives as outlined in the Meros License Agreement;
(b)   7% of any non-royalty sub-license income that Cardiol receives from human and animal disease indications and derivatives for licensed technologies containing cannabinoids as outlined in the Meros License Agreement;
(c)   3.7% of worldwide proceeds of net sales that Cardiol receives from the licensed technology in relation to human and animal cardiovascular and/or cardiopulmonary disease, heart failure, and/or cardiac arrhythmia

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements (continued)
Three Months Ended March 31, 2021
(Expressed in Canadian Dollars)
Unaudited
6.   Intangible assets (continued)
diagnosis and/or treatments using the drugs, excluding cannabinoids included in (a) above, outlined in the Meros License Agreement; and
(d)   5% of any non-royalty sub-license income that Cardiol receives in relation to any human and animal heart disease, heart failure and/or arrhythmias indications, excluding cannabinoids included in (b) above, as outlined in the Meros License Agreement.
In addition, as part of the consideration under the Meros License Agreement, Cardiol (i) issued to Meros 1,020,000 common shares; and (ii) issued to Meros 1,020,000 special warrants convertible automatically into common shares for no additional consideration upon the first patient being enrolled in a Phase 1 clinical trial using the licensed technologies as described in the Meros License Agreement.
7.   Share capital
a)   Authorized share capital
The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.
b)   Common shares issued
	Number of common shares	Amount
Balance, December 31, 2019	25,877,686	$39,413,506
Shares for services(i)	6,914	20,742
Balance, March 31, 2020	25,884,600	$39,434,248
Balance, December 31, 2020	32,860,291	$51,923,471
Shares for services(ii)	160,650	660,875
Stock options exercised (note 8)	916,666	2,604,649
Fair value of stock options exercised (note 8)	—	1,182,353
Warrants exercised (note 9)	2,652,987	8,326,527
Fair value of warrants exercised (note 9)	—	3,056,045
Balance, March 31, 2021	36,590,594	$67,753,920

(i)
March 30, 2020, the Company issued 6,914 common shares, with a fair value of $20,742, in exchange for $28,140 of services rendered. The valuation was based on the fair value of the shares issued. As a result, the Company recorded other income of $7,398.

(ii)
During the first quarter of 2021, the Company issued the following shares for services: January 11, 2021, the Company issued 12,054 common shares with a fair value of $33,750; January 27, 2021, the Company issued 2,500 common shares with a fair value of $7,975; March 8, 2021, the Company issued 106,618 common shares with a fair value of $441,400; March 19, 2021, the Company issued 37,000 common shares with a fair value of $166,500; and March 31, 2021, the Company issued 2,478 common shares with a fair value of $11,250. The fair value of the shares were determined to be equal to the value of the services rendered.

8.   Stock options
The Company has adopted an incentive stock option plan in accordance with the policies of the TSX, under which the Board of Directors of the Company may grant to directors, officers, employees, and consultants of the Company, non- transferable options to purchase common shares provided the number of shares reserved

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements (continued)
Three Months Ended March 31, 2021
(Expressed in Canadian Dollars)
Unaudited
8.   Stock options (continued)
for issuance under the stock option plan shall not exceed 10% of the issued and outstanding common shares, exercisable for a period of up to ten years from the date of grant. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.
	Number of stock options	Weighted average exercise price ($)
Balance, December 31, 2019	1,760,000	$4.68
Issued	159,300	3.39
Balance, March 31, 2020	1,919,300	$4.58
Balance, December 31, 2020	2,861,300	$3.78
Issued	1,546,666	4.59
Expired	(90,000)	2.84
Exercised	(916,666)	2.84
Balance, March 31, 2021	3,401,300	$4.43
At the grant date, the fair value stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Fair value of stock options at grant date	$2.41	$2.26
Share price	$4.59	$3.38
Exercise price	$4.59	$3.38
Risk-free interest rate	0.41%	1.03%
Expected volatility	89%	104%
Expected life in years	2.78	3.74
Expected dividend yield	Nil	Nil
The following table reflects the actual stock options issued and outstanding as of March 31, 2021:
Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
June 22, 2022	2.58	1.23	83,334	83,334
February 8, 2023	4.56	1.86	416,666	416,666
February 18, 2023	4.80	1.89	560,000	250,000
February 22, 2023	4.46	1.90	130,000	30,000
October 15, 2024	3.23	3.55	110,000	36,667
December 2, 2024	4.08	3.68	60,000	20,000
December 5, 2024	3.69	3.68	60,000	30,000

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements (continued)
Three Months Ended March 31, 2021
(Expressed in Canadian Dollars)
Unaudited
8.   Stock options (continued)
Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
February 23, 2025	3.54	3.90	86,300	86,300
August 16, 2025	5.00	4.38	200,000	200,000
August 19, 2025	2.12	4.39	100,000	—
August 30, 2025	5.00	4.42	580,000	423,330
October 7, 2025	2.90	4.52	35,000	—
December 2, 2025	2.59	4.68	170,000	40,000
January 2, 2026	4.30	4.76	150,000	150,000
January 24, 2026	5.34	4.82	60,000	40,000
March 29, 2026	4.51	5.00	400,000	—
April 1, 2026	5.77	5.01	140,000	46,667
April 4, 2026	5.42	5.01	60,000	20,000
	4.43	3.58	3,401,300	1,872,964

9.   Warrants
	Number of warrants	Amount
Balance, December 31, 2019	4,212,026	$1,731,250
Expired	(13,482)	(35,144)
Earned(i)	—	32,032
Balance, March 31, 2020	4,198,544	$1,728,138
Balance, December 31, 2020	4,521,604	$4,460,728
Issued(ii)	100,613	144,761
Exercised	(2,652,987)	(3,056,045)
Balance, March 31, 2021	1,969,230	$1,549,444

(i)
During the three months ended March 31, 2020, 8,008 warrants with a fair value of $32,032 were earned pursuant to the Caro Development Agreement (see note 11 (iii)).

(ii)
The 100,613 warrants with a fair value of $144,761 carrying an exercise price of $3.25 and expiry date of June 4, 2022, are included in this amount as a result of the exercise of 201,227 warrants carrying a price of $2.50. For 84,613 of the warrants, a grant date fair value of $113,036 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: expected dividend yield of 0%; risk-free rate of 0.15%; expected life of 1.39 years; and an expected volatility of 85% (based on historical information). For 10,000 of the warrants, a grant date fair value of $19,274 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: expected dividend yield of 0%; risk-free rate of 0.16%; expected life of 1.32 years; and an expected volatility of 86% (based on historical information). For 6,000 of the warrants, a grant date fair value of $12,451 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: expected dividend yield of 0%; risk-free rate of 0.19%; expected life of 1.27 years; and an expected volatility of 83% (based on historical information).

The following table reflects the actual warrants issued and outstanding as of March 31, 2021, excluding 1,020,000 special warrants convertible automatically into common shares for no additional consideration in accordance with the original escrow release terms as described in the Meros License Agreement (see note 6):

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements (continued)
Three Months Ended March 31, 2021
(Expressed in Canadian Dollars)
Unaudited
9.   Warrants (continued)
Expiry date	Exercise price ($)	Remaining contractual life (years)	Warrants exercisable
June 4, 2022	3.25	1.18	1,090,048
June 4, 2022(1)	2.50	1.18	55,182
August 31, 2022	4.00	1.39	824,000
	3.54	1.27	1,969,230

(1)
Exercisable into one common share and one-half of one common share purchase warrant. Each additional whole warrant is exercisable into one common share at the price of $3.25 per share until June 4, 2022.

10.   Loss per share
For the three months ended March 31, 2021, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $8,909,848 (three months ended March 31, 2020 — $2,948,647) and the weighted average number of common shares outstanding of 34,605,264 (three months ended March 31, 2020 — 25,877,762). Diluted loss per share did not include the effect of stock options and warrants as they are anti-dilutive.
11.   Commitments
(i)   The Company has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:
	Base rent	Variable rent	Total
2021	$38,936	$38,885	$77,821
2022	53,934	51,846	105,780
2023	55,376	51,846	107,222
2024	23,073	21,603	44,676
	$171,319	$164,180	$335,499
(ii)   The Company has signed various agreements with consultants to provide services and to purchase equipment. Under the agreements, the Company has the following remaining commitments.
2021            $956,287
(iii)   Cardiol entered into a development agreement (the “Caro Development Agreement”) with the Clinical Academic Research Organization, S.A. DE C.V. (“Caro”) dated August 28, 2018, for the further research and development of proprietary drug formulations for the treatment of heart failure. Caro is a Mexican corporation dedicated to providing clinical and scientific experimentation and consulting, as well as performing development activities by itself or through third-party providers.
Pursuant to the terms of the Caro Development Agreement, Caro will provide scientific experimentation, research activities, medical drug development activities, and medical drug formulation and discovery to Cardiol (the “Development Activities”), as set out in a development plan (the “Development Plan”). Under the Caro Development Agreement, Caro may also engage third-party providers of development activities in support of the Development Plan, which is anticipated to be limited to third-party vendors of materials.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements (continued)
Three Months Ended March 31, 2021
(Expressed in Canadian Dollars)
Unaudited
11.   Commitments (continued)
Pursuant to the terms of the Caro Development Agreement, Cardiol will immediately upon execution of the Caro Development Agreement allot and set aside 824,000 Common Shares of Cardiol, and issue to Caro 824,000 warrants (the “Caro Compensation Warrants”), each warrant having the following qualifications: (i) an expiry date of August 31, 2022, or such earlier date as may be specified by a relevant stock exchange; (ii) an exercise price of $4 per share (to be settled through the issuance of invoices by Caro); and (iii) each of the Caro Compensation Warrants entitles Caro to purchase one Common Share of Cardiol for the exercise price. Cardiol also further agreed to pay Caro US$400,000 in cash (paid).
Pursuant to the terms of the Caro Development Agreement, both Cardiol and Caro may terminate the Caro Development Agreement if either party believes in good faith that the continued performance of the Development Activities may be commercially unwise, jeopardize safety, or otherwise be unethical or illegal. However, if Caro terminates the Caro Development Agreement for any reason except breach of contract by Cardiol, or terminates the development activities under the contract prior to achievement of all milestones in the Development Plan, then any unexercised Caro Compensation Warrants that are not related to Development Activities and milestones in the Development Plan that have been attained up to the time of termination of the Caro Development Agreement shall be deemed terminated as of the time of termination of the Caro Development Agreement.
Further, if Cardiol terminates the Caro Development Agreement for any reason (including breach of contract by Caro), or requires Caro to terminate the Development Activities prior to achievement of all milestones in the Development Plan, then the Caro Compensation Warrants issued to Caro that can be invoiced for the CARO Development Activities completed up to the time of termination shall be considered to have been earned notwithstanding such termination.
The CARO Compensation Warrants that cannot be exercised (because invoices for CARO Development Activities not completed cannot be issued) will be deemed terminated, null and void as of termination.
(iv)   Cardiol entered into an exclusive supply agreement (the “Exclusive Supply Agreement”) with Noramco, Inc. (“Noramco”) dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019 and September 11, 2019, and November 12, 2019 pursuant to which Noramco will be the exclusive supplier of pharmaceutical cannabidiol for Cardiol, provided Noramco is able to meet Cardiol’s supply requirements.
During the period, the Exclusive Supply Agreement was assigned to Purisys, LLC (“Purisys”), an affiliate of Noramco headquartered in Athens, Georgia. This assignment had no impact on Cardiol’s rights under the Exclusive Supply Agreement.
Pursuant to the terms of the Exclusive Supply Agreement, Cardiol paid a non-refundable payment of US$3,000,000 (the “Exclusivity Payment”). The Exclusivity Payment represents a prepayment for inventory and is being credited towards purchases.
Effective upon entering into a supply agreement with Shoppers Drug Mart Inc. on March 16, 2020, Purisys shall not sell pharmaceutical cannabidiol to any third party for use in the production of products sold to retail pharmacies in Canada and Mexico, such as Shoppers Drug Mart Inc. Notwithstanding this restriction, Purisys shall have the right to sell pharmaceutical cannabidiol to third parties outside Canada for use in products that are approved as prescription medicines by the Therapeutic Products Directorate of Health Canada for delivery into Canada.
The Exclusive Supply Agreement expires on December 31, 2038, subject to certain renewal provisions.

Cardiol Therapeutics Inc.
Notes to Condensed Interim Financial Statements (continued)
Three Months Ended March 31, 2021
(Expressed in Canadian Dollars)
Unaudited
11.   Commitments (continued)
(v)   Pursuant to the terms of agreements with various other contract research organizations, the Company is committed for contract research services for 2021 at a cost of approximately $1,148,810.
12.   Related party transactions
(a)   The Company entered into the following transactions with related parties:
(i)   Included in research and development expense is $593,799 for the three months ended March 31, 2021 (three months ended March 31, 2020 — $238,357) paid to a company related to a director. As at March 31, 2021, $529,921 (December 31, 2020 — $505,195) was owed to this company and this amount was included in accounts payable and accrued liabilities, and $nil (December 31, 2020 — $1,470) was paid to this company and was included in prepaid expenses.
(b)   Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Remuneration of directors and key management personnel of the Company, except as noted in (a) above, was as follows:
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Salaries and benefits	$833,119	$291,375
Share-based payments	153,555	222,623
	$986,674	$513,998
As at March 31, 2021, $5,674 (December 31, 2020 — $190,940) was owed to key management personnel and this amount was included in accounts payable and accrued liabilities.
13.   Uncertainty due to COVID-19
The recent novel coronavirus (COVID-19) pandemic has impacted and could further impact our expected timelines, operations, and the operations of our third-party suppliers, manufacturers, and CROs as a result of quarantines, facility closures, travel and logistics restrictions, and other limitations in connection with the outbreak. While we expect this to be temporary, there is uncertainty around its duration and its broader impact. The Company has not experienced any adverse material affects as at March 31, 2021.
14.   Subsequent event
(i)   Subsequent to March 31, 2021, the Company completed a short form prospectus offering of units of the Company for aggregate gross proceeds of $22,003,200. Under the offering, the Company sold a total of 6,112,000 units at a price of $3.60. Each unit is comprised of one Class A common share of the Company and one-half purchase warrant of the Company. Each full warrant entitles the holder thereof to acquire one common share at a price of $4.60 for a period of 36 months from issuance. The warrants are listed for trading on the TSX under the symbol “CRDL.WT.A”. Concurrent with the closing, the underwriter purchased an additional 433,400 warrants for $8,148, pursuant to the over-allotment option.